Pricing Term Sheet dated as of March 10, 2010

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No.: 333-163813

Supplementing the Preliminary

Prospectus Supplements

dated March 8, 2010 and the

Prospectus dated March 8, 2010

International Coal Group, Inc.

Concurrent Offerings of

22,371,365 Shares of Common Stock, par value $0.01 per share

(the “Common Stock Offering”)

and

$100 million aggregate principal amount of

4.00% Convertible Senior Notes due 2017

(the “Convertible Senior Notes Offering”)

This term sheet relates only to the shares of common stock and the convertible senior notes (together, the “Securities”) described below and should be read together with the preliminary prospectus supplement dated March 8, 2010 (including the documents incorporated by reference therein) relating to the Common Stock Offering and the preliminary prospectus supplement dated March 8, 2010 (including the documents incorporated by reference therein) relating to the Convertible Senior Notes Offering before making a decision in connection with an investment in the Securities. The information in this term sheet supersedes the information in the preliminary prospectus supplements relating to the Securities to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the relevant preliminary prospectus supplement.

General

Issuer:	International Coal Group, Inc. (NYSE: ICO)

Last Reported Sale Price on March 10, 2010:	$4.47 per share of the Issuer’s Common Stock

Trade Date:	March 11, 2010

Settlement Date:	March 16, 2010

Common Stock Offering

Title of Securities:	Common Stock, par value $0.01 per share, of the Issuer

Shares Issued:	22,371,365 shares (25,727,069 shares if the over-allotment option is exercised in full)

Common Stock to be Outstanding After Offering:	201,720,149 shares (205,075,853 shares if the over-allotment option is exercised in full)

Public Offering Price per Share:	$4.47

Underwriting Discount and Commission per Share:	$0.24585

Proceeds, before expenses, to Issuer:	Approximately $94.50 million (or $108.67 million if the over-allotment option is exercised in full)

Commissions and Discounts:	Shares sold by the underwriters to the public will initially be offered at the Public Offering Price. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.14751 per share from the Public Offering Price.

Use of Proceeds:	The Issuer expects that the net proceeds of this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $93.75 million (or $107.92 million if the underwriters exercise their over-allotment option in full). In addition, the Issuer expects that the aggregate net proceeds from the concurrent offering of 4.00% Convertible Senior Notes due 2017 (the “Convertible Notes”), after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $95.75 million (or $110.30 million if the underwriters for the Convertible Notes offering exercise their over-allotment option in full). The Issuer intends to use the net proceeds of this offering, together with any net proceeds from the concurrent offering of the Convertible Notes and cash on hand, if necessary, to finance a cash tender offer to repurchase up to $139.5 million aggregate principal amount of its outstanding 9.00% Convertible Senior Notes due 2012, and to use any excess for general corporate purposes, which could include working capital, capital expenditures, acquisitions, refinancing of other debt or other capital transactions. Pending any ultimate use of any portion of the proceeds from this offering, the Issuer intends to invest the net proceeds in its money market account.

Joint Book-Running Managers:	UBS Securities LLC and Morgan Stanley & Co. Incorporated

Convertible Senior Notes

The Notes:	4.00% Convertible Senior Notes due 2017

Offering Size:	$100.0 million ($115.0 million if the over-allotment option is exercised in full)

Maturity:	April 1, 2017, subject to earlier repurchase or conversion

Public Offering Price:	100% of principal amount, plus accrued interest, if any, from the Settlement Date

Underwriting Discounts and Commissions:	3.00% of principal amount.

Interest Rate:	4.00% per annum accruing from the Settlement Date, payable semi-annually in arrears on April 1 and October 1 each year, beginning on October 1, 2010

Reference Price:	$4.47 per share of the Issuer’s Common Stock, the Public Offering Price per share in the Common Stock Offering

Conversion Premium:	Approximately 30% above the Reference Price

Initial Conversion Rate:	172.0874 shares of the Issuer’s Common Stock per $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $5.81 per share of the Issuer’s Common Stock

Initial Conversion Trigger Price:	Approximately $7.55, which is 130% of the Initial Conversion Price

Use of Proceeds:	The Issuer expects that the net proceeds of this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $95.75 million (or $110.30 million if the underwriters exercise their over-allotment option in full). In addition, the Issuer expects that the aggregate net proceeds from the concurrent offering of Common Stock, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $93.75 million (or $107.92 million if the underwriters for the Common Stock offering exercise their over-allotment option in full). The Issuer intends to use the net proceeds of this offering, together with any net proceeds from the concurrent offering of Common Stock and with cash on hand, if necessary, to finance a cash tender offer to repurchase up to $139.5 million aggregate principal amount of its outstanding 9.00% Convertible Senior Notes due 2012, and to use any excess for general corporate purposes, which could include working capital, capital expenditures, acquisitions, refinancing of other debt or other capital transactions. Pending any ultimate use of any portion of the proceeds from this offering, the Issuer intends to invest the net proceeds in its money market account.

Conversion Rate Adjustment Upon a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares per $1,000 principal amount of Notes that will be added to the conversion rate applicable to the Notes converted during the make-whole conversion period. The applicable prices set forth in the first column of the table below, and the number of additional shares, are subject to adjustment as described in the preliminary prospectus supplement for the Notes dated March 8, 2010 (the “Notes Preliminary Prospectus Supplement”).

Number of additional shares (per $1,000 principal amount of Notes)
Effective date
Applicable price	March 16, 2010	April 1, 2011	April 1, 2012	April 1, 2013	April 1, 2014	April 1, 2015	April 1, 2016	April 1, 2017
$4.47	51.6262	51.6262	51.6262	51.6262	51.6262	51.6262	51.6262	51.6262
$4.75	49.4795	46.6419	44.4074	42.6178	41.1135	39.5748	39.0068	38.4389
$5.00	45.7114	42.8964	40.5975	38.6299	36.7915	34.6804	31.6900	27.9126
$5.25	42.3860	39.6077	37.2731	35.1776	33.0877	30.5424	26.7148	18.3888
$5.50	39.4345	36.7033	34.3555	32.1721	29.8974	27.0311	22.5984	9.7308
$6.00	34.4401	31.8238	29.4980	27.2280	24.7346	21.4848	16.3819	0.0000
$6.50	30.3911	27.9046	25.6432	23.3685	20.7969	17.4048	12.1337	0.0000
$7.00	27.0553	24.7039	22.5313	20.3026	17.7423	14.3598	9.2221	0.0000
$7.50	24.2685	22.0516	19.9806	17.8286	15.3348	12.0539	7.2130	0.0000
$8.00	21.9116	19.8253	17.8613	15.8034	13.4088	10.2818	5.8115	0.0000
$9.00	18.1575	16.3139	14.5634	12.7142	10.5620	7.8049	4.1026	0.0000
$10.00	15.3152	13.6858	12.1343	10.4931	8.5930	6.2081	3.1729	0.0000
$12.50	10.5726	9.3629	8.2166	7.0152	5.6532	4.0150	2.0856	0.0000
$15.00	7.6896	6.7720	5.9129	5.0265	4.0430	2.8903	1.5539	0.0000
$20.00	4.4307	3.8708	3.3614	2.8533	2.3091	1.6851	0.9440	0.0000
$25.00	2.6974	2.3359	2.0160	1.7070	1.3858	1.0219	0.5833	0.0000

The exact applicable price and effective date may not be as set forth in the table above, in which case:

• if the actual applicable price is between two applicable prices listed in the table above, or the actual effective date is between two effective dates listed in the table above, the Issuer will determine the number of additional shares by linear interpolation between the numbers of additional shares set forth for the higher and lower applicable prices, or for the earlier and later effective dates based on a 365-day year, as applicable;

• if the actual applicable price is greater than $25.00 per share (subject to adjustment in the same manner as the “applicable prices” in the table above), the Issuer will not increase the conversion rate; and

• if the actual applicable price is less than $4.47 per share (subject to adjustment in the same manner as the “applicable prices” in the table above), the Issuer will not increase the conversion rate.

However, the Issuer will not increase the conversion rate as described above to the extent the increase will cause the conversion rate to exceed 223.7136 shares per $1,000 principal amount of Notes. The Issuer will adjust this maximum conversion rate in the same manner in which, and for the same events for which, the Issuer must adjust the conversion rate as described under “Description of Notes—Conversion Rights—Adjustments to the Conversion Rate” in the Notes Preliminary Prospectus Supplement.

CUSIP/ISIN:	45928H AG1 / US45928HAG11

Joint Book-Running Managers:	UBS Securities LLC and Morgan Stanley & Co. Incorporated

Other Information

Giving effect to the use of the net proceeds of the Common Stock Offering and the Convertible Senior Notes Offering, together with cash on hand, the “As Further Adjusted” column in the capitalization table in the prospectus supplements for such offerings would have reflected (i) Cash and cash equivalents of approximately $87.7 million, (ii) the $100.0 million principal amount of 4.00% Convertible Senior Notes due 2017 would be presented net of debt discount of $33.6 million, reducing the carrying amount to approximately $66.4 million, (iii) Total long-term debt and capital leases would have been approximately $320.7 million and (iv) Total long-term debt, capital leases and stockholders’ equity would have been approximately $1,016 million.

The Issuer has filed a registration statement (including prospectuses each dated March 8, 2010 and preliminary prospectus supplements dated March 8, 2010) with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the relevant preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the relevant preliminary prospectus supplement and the accompanying prospectus if you request it by calling UBS Securities LLC at (888) 827-7275 or Morgan Stanley & Co. Incorporated at (866) 718-1649.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.